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                                                                  EXHIBIT (a)(3)

                            [KOLLMORGEN LETTERHEAD]

                                                                    May 12, 2000

Dear Shareholder:

   I am pleased to inform you that on May 4, 2000, Kollmorgen Corporation (the "Company") entered into a merger agreement with Danaher Corporation ("Danaher") and one of its wholly owned subsidiaries, King DC Acquisition Corp. ("Purchaser"), that provides for the acquisition of the Company by Danaher. Under the terms of the merger agreement, Purchaser has commenced a tender offer for all outstanding shares of the Company's common stock at $23 per share.

   YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY, APPROVED AND ADOPTED THE MERGER AGREEMENT AND RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

   In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors more fully discussed in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 attached to this letter. Included as an annex to the attached Schedule 14D-9 is the written opinion dated May 4, 2000 of Salomon Smith Barney Inc., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters described in such opinion, the $23 per share cash consideration to be received in the Offer and the Merger by the holders of shares of the Company's common stock (other than Danaher and its affiliates) was fair, from a financial point of view, to such holders. Information with respect to the Board of Directors' decision and the transaction is contained in the attached
Schedule 14D-9, and we urge you to consider this information carefully.

   Also enclosed is the Offer to Purchase of Danaher, together with related materials to be used for tendering your shares. These documents provide instructions on how to tender your shares and set forth the terms and conditions of the offer and other important information. We encourage you to read the enclosed materials carefully.

   Thank you for the support you have given to the Company over the years.

                                          On behalf of the Board of Directors,

                                          Gideon Argov, Chairman of
                                          the Board, President and
                                          Chief Executive Officer